  Exhibit 99.1

High Tide to Open Canna Cabana Location in St. Thomas, Ontario

The Company Celebrates its 50th Store Opening in the Province

CALGARY, AB, July 28, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1010 Talbot Street, St. Thomas, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Sunday, July 30. This opening marks High Tide's 154th Canna Cabana branded retail cannabis location in Canada and its 50th in the province of Ontario, Canada's largest province.

Located in the heart of southwestern Ontario's industrial belt and known as "The Railway City," St. Thomas grew around passenger and commercial railways during the 1900s, transitioning into a major centre for automobile manufacturing. This Canna Cabana location is on a major thoroughfare in St. Thomas, steps away from a provincially owned liquor retail chain, a major discount retailer and a national grocery chain. Cabana Club and our ELITE members can take advantage of this strategic location while completing other day-to-day shopping tasks.

"Opening our 50th Canna Cabana location in Ontario is a huge milestone for us, and I am so thankful to our ELITE and Cabana Club members who continue to support our innovative and unique discount club model. From our first Ontario store opening in 2020, we have maintained our focus on executing our exemplary retail strategy, securing top locations in high-density retail neighbourhoods, including major power centres, and this store location is an excellent example of this dedication," said Raj Grover, President and Chief Executive Officer of High Tide.

"This location will serve as a pilot for a potential new concept that focuses heavily on our proprietary Fastendr retail kiosk technology, given the success we are seeing with the current roll-out of this technology across our network. The remainder of 2023 will see us open more Canna Cabana locations as we continue to expand our footprint in Canada's largest province. With the current strength of our Canadian bricks-and-mortar sales, every new high-quality location we add brings us another step closer to achieving our previously communicated goal of achieving positive free cash flow by the end of this calendar year. I look forward to providing the market with a meaningful update in this regard when we report our financials for the third fiscal quarter by mid-September," added Mr. Grover

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 154 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, commitment to opening future stores in prime power centre locations and the expansion of our discount club model, and our ability to meet our previously communicated goal of achieving positive free cash flow by the end of this calendar year. Readers are cautioned not to place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate, including the assumption that new high-quality locations will contribute to the Company's goal of achieving positive free cash flow by the end of this calendar year, and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This press release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's financial and free cash flow targets and objectives, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth herein. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in this press release, and such variation may be material. The Company and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's reasonable estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's anticipated future business operations and strategy. Readers are cautioned that the FOFI contained in this press release should not be used for purposes other than for which it is disclosed herein.

Readers are cautioned that events or circumstances could cause the Company's free cash flow and associated results to differ materially from those predicted, and the Company's guidance for 2023 may not be appropriate for other purposes. Accordingly, undue reliance should not be placed on the same.

The forward-looking information and statements contained in this news release speak only as of the date hereof, and the Company does not assume any obligation to publicly update or revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 28-JUL-23